AKBANK

RECEIVED

2007 APR -3 A 9:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825

29.03.2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07022079

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Division Head

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

Enclosure;

Resolutions of the General Meeting of Akbank T.A.Ş. held on March 28, 2007

Jew 4/3

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-12/2004 (882)

RESOLUTIONS OF THE GENERAL MEETING OF AKBANK T.A.Ş. HELD ON MARCH 28, 2007

1- Approval of the reports of the Board of Directors, Statutory Auditors and Independent Auditors,

2- Balance sheet and profit and loss accounts for 2006 have been ratified and each of the Members of the Board of Directors and Auditors have been released from the liability with regard to the operations and accounts of 2006,

3- Net profit for 2006 will be distributed in conformity with the proposal of the Board of Directors, as follows;

In accordance with the 82nd article of the Articles of Association of Akbank, the dividend to be distributed from the 2006 net profit of YTL 1,600,192,144.78 will be as follows;

- Gross YTL 110,000,000 , equal to 5% of the paid-in capital of the Bank as of 31st December 2006 which is YTL 2,200,000,000 , will be allocated as primary cash gross dividend; and gross YTL 550,000,000 will be allocated as secondary cash gross dividend. Total gross dividend of YTL 660,000,000 , equal to 30% of the paid in capital, will be distributed to shareholders,

- Gross YTL 495,000 as cash dividend will be paid to the Chairman and the members of the Board, in accordance with the articles of association,

- Cash dividend payments will start on 30th March 2007,

- YTL 7,994,680.48 gains from the sale of fixed assets and subsidiaries will be allocated to Capital Reserves and after allocating YTL 141,175,718.35 to Legal Reserves, the remaining profit will be retained under Extraordinary Reserves,

4- The approval of Sir Winfried Bischoff as Board member, who had previously been appointed in place of Hamit Beliğ Belli after his resignation, for the remaining period of his duty,

5- Erol Sabancı, Sir Winfried Bischoff, Akın Kozanoğlu, Suzan Sabancı Dinçer, Özen Göksel, Hikmet Bayar, Aydın Günter, Yaman Törüner, Zafer Kurtul have been appointed as members of the Board of Directors for a period of three years, with a gross monthly renumeration of YTL 3,000,

6- The appointment of Başaran Nas Yeminli Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, as the independent auditor for 2006 and 2007,

7- Based on the legal approvals, the increase of the authorised capital of the Bank to YTL 5,000,000,000 from YTL 2,500,000,000; and in relation to this, the amendment of the 9th article of the Bank's Articles of Association,

8- The Board of Directors has been empowered in connection with matters falling within the scope of Articles 334 and 335 of the Turkish Commercial Code.

In accordance with the 9th item of the Agenda, Shareholders have been informed that YTL 611,138.36 has been donated to foundations and other charity organizations in 2006.

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

END